National Semiconductor Corporation	+1 408 721 5000 Tel
2900 Semiconductor Drive	www.national.com
Santa Clara, CA 95052-8090 USA

October 1, 2010

Mr. Jeff Jaramillo
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:           National Semiconductor Corporation
Form 10-K for the fiscal year ended May 30, 2010
Filed July 20, 2010
File No. 001-05672

Dear Mr. Jaramillo:

This letter responds to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 27, 2010 regarding the Form 10-K for the fiscal year ended May 30, 2010 of National Semiconductor Corporation (the “Company”). The Staff’s comments are included for reference below, along with the Company’s response to each of the Staff’s comments.

1.
Comment:  We note the disclosure that, “approximately 9 percent of sales [are] made through dairitens in Japan under local business practices.” It is not clear how these local business practices in Japan impact your revenue recognition policy.  Accordingly, please describe for us your revenue recognition policy for sales made through dairitens and tell us how those sales arrangements differ from sales made through other distributors. Please make sure your response describes for us in appropriate detail the significant terms of your arrangements with dairitens and describes how any business practices in Japan significantly differ from those in other areas you do business.

Response:  Our revenue recognition policy for product sales to our dairitens in Japan does not differ from our revenue recognition policy for product sales to the other distributors in the remaining geographic regions in which we operate. Product sales to our dairitens in Japan are recognized as revenue upon shipment and when we have persuasive evidence of an arrangement typically in the form of a purchase order, title and risk of loss have passed to the dairitens, the amount of revenue is fixed or determinable, and collection of the revenue is reasonably assured. We enter into distribution agreements with each of our Japanese dairitens for resale of our product to third party customers that are similar to the agreements we enter into with our other distributors outside of Japan. Our dairitens generally provide only fulfillment services to third party customers to whom the Company provides design and product support. This differs slightly from our traditional distribution relationships outside Japan where our distributors provide services in addition to fulfillment and sell to customers as to which the Company may or may not have a relationship. As a result our agreements with dairitens generally provide only for scrap allowances (as opposed to pricing adjustments, based on resale pricing and volume, price protection for inventory and scrap allowances provided for traditional distributors) and therefore require less accounting reserves for sales returns and allowances. These differences do not affect the underlying accounting for revenue recognition. We make specific mention of Japan in our disclosure since substantially all of our product sales in Japan are fulfilled through dairitens because of traditional historical practices which are unique to Japan. In the other geographic regions in which we operate we make product sales to distributors as well as directly to third party customers.  In the geographic regions other than Japan we typically sell directly to larger customers and through distribution to smaller customers. In Japan, however, we sell through dairitens to customers both large and small. The additional information related to the dairitens in our Form 10-K was intended to provide more clarity regarding consolidated sales to distributors disclosed in our Form 10-K.

2.
Comment:  Please tell us why you have discussed the compensation of only two rather than three of your most highly compensated executive officers other than all of the individuals serving as your principal executive officer and principal financial officer during the fiscal year. See Item 402(a)(3) of Regulation S-K.

Response:  We believe we discussed the compensation of the most highly compensated executive officers in accordance with Item 402(a)(3) of Regulation S-K. The individuals discussed in our 2010 proxy statement include Donald Macleod, who served as President and Chief Operating Officer of the Company during fiscal 2010 and also became Chief Executive Officer during fiscal 2010 (and was serving in such capacity at the end of fiscal 2010); Lewis Chew, who served as Chief Financial Officer throughout the year;  Brian Halla, who served as Chairman and Chief Executive Officer of the Company during fiscal 2010 and resigned his position of Chief Executive Officer during the year, but remained as an executive officer and Chairman through the end of fiscal 2010; Todd DuChene, the Company’s Senior Vice President, General Counsel and Secretary during fiscal 2010 and Detlev Kunz, who was a Senior Vice President during fiscal 2010. Item 402(a)(3)(iii) requires disclosure for the “registrant’s three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year” (emphasis added). Our three most highly compensated executive officers other than Mr. Macleod and Mr. Chew who were serving as executive officers at the end of the last completed fiscal year were Mr. Halla, Mr. DuChene and Mr. Kunz.

3.
Comment:  We note your discussion under “Base Salary” on page 27 of the proxy statement that you have incorporated by reference. In future filings, please discuss the amount of base salary awarded to each of your named executive officers and discuss how you determined the amount of base salary to pay each named executive officers and please tell us how that disclosure will appear in your response.

Response:  In our discussion under “Base Salary” on page 27 of the 2010 proxy statement, our reference to “base salary” means the annualized pay rate that the Compensation Committee approves for each named executive officer upon the start of each new fiscal year to be effective and paid in equal bi-weekly installments throughout the year. In future filings when we discuss the Company’s concept of base salary we will indicate textually or in tabular format the gross annual “base salary” of each of the named executive officers and to the extent applicable, will include a discussion of how and/or why such amount differs from the amount listed in the “Salary” column of the “Summary Compensation Table” for each named executive officer. For example, depending on calendar payroll dates and how they overlay with our fiscal year there may be more or less than 26 full bi-weekly payroll events that may cause the actual pay received in the fiscal year to differ from the annualized base salary. In fiscal 2010, the amounts listed in the “Salary” column of the “Summary Compensation Table” for each named executive officer was less than the respective “base salary” of each named executive officer because of the forced reduction in salary (which we disclosed on page 27 of the 2010 proxy statement) of 10% or more which was in effect during the first quarter of fiscal 2010.

In future filings we will also discuss how the “base salary” of each named executive officer is determined. Currently, the Compensation Committee conducts an analysis for each named executive officer by reviewing the salaries of comparable positions for the Company’s disclosed peer group. In establishing the base salary for each named executive officer, the Compensation Committee also takes into account for each named executive officer the individual’s experience, retention considerations, Company need, historical or expected future performance and other factors that will differ from executive to executive. Generally, however, the Compensation Committee will endeavor to establish a base salary between the 50th and 75th percentile of salaries for comparable positions at peer group companies as close to the lower end of the range as the Compensation Committee determines is appropriate to retain the executive and to address the considerations set forth above.

We will include disclosure substantially similar to the paragraph set forth above (along with disclosure of the “base salary” of each named executive officer) in our “Base Salary” discussion in our 2011 proxy statement subject to any necessary changes due to changes in facts and circumstances.

4.
Comment:  We refer to your disclosure under the caption “Stock Options” on page 29 of the proxy statement that you have incorporated by reference. We note minimal, if any, discussion and analysis as to how the stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer and please tell us in your response how that disclosure will appear. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Response:  In future filings, we will clarify the process that the Compensation Committee undertakes in establishing the compensation of the Company’s named executive officers, and each of the elements comprising that compensation, including the stock option grant determinations. In general, the Compensation Committee establishes a base salary and total target compensation with reference to the 50th to 75th percentile for comparable positions in the Company’s disclosed peer group. The Compensation Committee’s philosophy is to endeavor to establish base salaries to be near the lower end of the range subject to considerations peculiar to the executive (as discussed in our answer to Comment 3 above). The Compensation Committee’s philosophy is to endeavor to induce superior performance by setting total target compensation (which includes base salary, as well as stock options and other elements of compensation) at the upper end of the range with the difference between base salary and total target compensation consisting of performance based awards (all of which have predefined, minimum, target, and maximum performance attainment points) comprised of short-term cash incentive (bonus) compensation and long-term equity awards. Equity awards consist of restricted stock units that are payable only if predetermined Return on Invested Capital (“ROIC”) metrics are met, and stock options which have value only if stock price appreciation occurs. Targets are established to ensure that target compensation can only be obtained in actual or significant part if the Company’s performance or share price meets or exceeds previously established objectives. For the periods discussed in the fiscal 2010 proxy statement, actual compensation paid to each executive officer (including the actual realized value of equity awards) was significantly below total target compensation established at the start of the year because Company performance targets were not met and the Company’s stock price did not appreciate.

Once base salary and total target compensation are determined, the cash value of the difference between base salary (which is fixed and not at risk) and the total target compensation (which is variable, at risk and performance dependent) is provided as  earnable awards to the executive in the form of a target annual incentive compensation (bonus) award, an award of performance contingent restricted stock unit award which cannot and will not be paid unless predetermined performance targets are met, and a stock option award which is valuable only if stock price appreciation is attained.  Generally, the targets on which award performance is determined relate to revenue or revenue growth and operating margin, with respect to bonus; ROIC with respect to restricted stock units; and stock price improvement with respect to options which are granted with an exercise price equal to fair market value on the date of grant. In our 2010 proxy statement, we stated that “National does not use a formulaic approach to the mix of compensation elements between cash and equity, short-term and long-term, or fixed ‘salary’ and at risk (incentive awards), but in general, the more senior the executive, the more pay should be at risk.” Restricted stock unit and stock option awards are valued at fair value using commonly accepted valuation models, including the Black-Scholes option pricing model, and the mix of equity awards for each individual is divided between performance contingent restricted stock units and stock options favoring the award of performance contingent restricted stock units. Actual options awarded to any executive will depend on the mix of short and long term incentives, the salary compared to total target compensation, the determination of the Compensation Committee as to the value and performance of the executive to the Company, competitive factors and other factors peculiar to the executive and the Company at the time compensation is determined. The actual value of awards realized by the executive will depend on continued service, achievement of performance targets and future stock performance and may be more or less than that disclosed, referenced or estimated.

We will include disclosure substantially similar to the paragraphs set forth above as an introduction under the caption “Pay Mix” and will provide specific elaboration for each type of award in the sections entitled “Base Salary,” “Long Term Incentives,” “Performance Share Units” and “Stock Options” in our fiscal 2011 proxy statement subject to any necessary changes due to changes in facts and circumstances. We will also include similar discussion in the footnotes to the “Grants of Plan Based Awards” table in our 2011 proxy statement.

* * * * * *

As requested in the Staff’s letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

You may contact Jamie Samath, Vice President and Corporate Controller, at (408) 721-4112, or me at (408) 721-2436 if you have any questions regarding this letter.

Very truly yours,

NATIONAL SEMICONDUCTOR CORPORATION /S/ Lewis Chew

Lewis Chew Senior Vice President, Finance and Chief Financial Officer